UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

■ Form C: Offering Statement
□ Form C-U: Progress Update:
□ Form C/A: Amendment to Offering Statement:
□Check box if Amendment is material and investors must reconfirm within five business days.
□ Form C-AR: Annual Report
□ Form C-AR/A: Amendment to Annual Report
□ Form C-TR: Termination of Reporting

1. **Name of issuer:** J. Johnson & Company L.L.C.
2. **Form:** Limited Liability Company
3. **Jurisdiction of Incorporation/Organization:** NORTH CAROLINA
4. **Date of organization:** March 29,2019
5. **Physical address of issuer:** PO Box 46751, Raleigh, NC 27620
6. **Website of issuer:** https://www.hubbkitchens.com/

7. **Is there a co-issuer?** Yes
8. **Name of co-issuer:** JJ&Co. SPV, LLC
9. **Form:** Limited Liability Company
10. **Jurisdiction of Incorporation/Organization:** NORTH CAROLINA
11. **Date of organization: June 3, 2022**
12. **Physical address: 236 Sunnybrook Road Raleigh, NC 27620**
13. **Website:** https://www.hubbkitchens.com/
14. **Name of intermediary facilitating the offering:** Vicinity, LLC
15. **CIK number of intermediary:** 0001798542
16. **SEC file number of intermediary:** 7-223
17. **CRD number, if applicable, of intermediary:** 307772
18. **Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the**

exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering: Commission equaling 6% of the total amount raised payable at each closing.

19. **Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:** 2% of the total amount raised in the form of the securities offered to the public in this offering.

20. **Type of security offered:** Class C Units

21. **Target number of securities to be offered: 50,000**

22. **Price (or method for determining price):** $1

23. **Target offering amount:** $50,000

24. **Oversubscriptions accepted:** ■ Yes □ No

25. **If yes, disclose how oversubscriptions will be allocated:** □ Pro-rata basis □ First-come, first-served basis ■ Other – provide a description: At issuer's discretion

26. **Maximum offering amount:** $467,550

27. **Deadline to reach the target offering amount:** December 31, 2022

28. **Current number of employees with issuer and co-issuer:** 4

29. **Financial Information:**

Issuer	Most recent fiscal year-end	Prior fiscal year-end
Total Assets:	$96,243	$20,015
Cash & Cash Equivalents:	$62,438	$4,853
Accounts Receivable:	0	0
Short-term Debt:	0	0
Long-term Debt:	$105,197.00	0
Revenues/Sales:	$320,818	$7,888
Cost of Goods Sold:	$262	0
Taxes Paid:	0	0
Net Income:	-$22,867	-$38,458

Co-Issuer	Most recent fiscal year-end	Prior fiscal year-end
Total Assets:	0	0
Cash & Cash Equivalents:	0	0
Accounts Receivable:	0	0
Short-term Debt:	0	0
Long-term Debt:	0	0
Revenues/Sales:	0	0
Cost of Goods Sold:	0	0
Taxes Paid:	0	0
Net Income:	0	0

30. **Indicate which jurisdictions in which the issuer intends to offer the securities:**

All US states and territories.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$500.00	$30.00	$470.00
Aggregate Minimum Offering Amount	$50,000.00	$3,000.00	$47,000.00
Aggregate Maximum Offering Amount	$467,550.00	$28,053.00	$439,500.00

(1) This excludes fees to company's advisors, such as attorneys and accountants, reimbursements for expenses, and compensation paid in the form of securities.

The Offering

Minimum amount of securities being offered	50,000
Maximum amount of securities being offered	467,550
Purchase price per Security	$1
Minimum investment amount per investor	$500.00
Use of proceeds	$47,000 - Dulles Design $238,000 - Team $50,000 - Commissary Expansion $70,000 - New Commissary Location Equipment Purchase (also serves as downpayment for loan) $34,497 - Airport Advisory Fees $28,053 - Platform Fees
Voting Rights	None

Terms of the offering are fully detailed in the investor agreement, with some key features included here:

Terms. Up to $467,550 for approximately 8.45% equity stake in aggregate, although the total amount raised may be less, with a minimum of $50,000

J. Johnson & Company, L.L.C. DBA HUBB Kitchens (the "***Company***"), a North Carolina limited liability company, is offering (the "***Offering***") up to $467,550 (the "***Maximum Offering Amount***") of Class C Units of the Company's membership interests (the "***Class C Units***") to investors ("***Investor(s)***") in the Offering, utilizing a crowdfunding special purpose vehicle, JJ&Co. SPV, LLC, a North Carolina limited liability company (the "***SPV Company***"), to own the Class C Units. Your investment will be made into the SPV Company, in which you will receive Units of SPV Company's membership interests (the "***Units***"). You will not own a direct ownership interest in the Company, but rather your ownership interest will be in the SPV Company. This Offering is exempt from registration pursuant to Section 4(a)(6) ("***Reg CF***") of the Securities Act of 1933, as amended (the "*Securities Act*"). If the Company raises $50,000, the minimum offering (the "***Target Offering Amount***"), then the table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Min. Proceeds Raised	Amount if Minimum Raised	% of Max. Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$3,000	6.00%	$28,053
Dulles Design	10.27%	$5,135	10.05%	$47,000
Team	58.05%	$29,025	50.90%	$238,000
Airport Advisory Fees	0%	$0	7.38%	$34,500
Commissary Expansion	10.70%	$5,350	10.70%	$50,000
New Location Equipment Purchases	14.98%	$7,490	14.97%	$70,000
Total	**100.00%**	**$50,000**	**100.00%**	**$467,550**

Vicinity Capital receives a minimum of $3,000 cash and a maximum of $28,053 (approximately 6%) of the offering cash, which are subtracted from the actual Offering amount of actual capital raised which reduces the total net proceeds to the Company. Vicinity also receives 2% of the actual capital raised in the offering in the form of Class C Units which if the Maximum Offering Amount is raised, is approximately 0.169% of the Company.

The SPV Company has only one class of Units, which will invest in the Company's Class C Units. As indicated in the Capitalization Table section, the Company has other classes of Units.

Closing and Escrow Process

Investors that have committed investment amounts and electronically signed the securities agreement will contribute funds into the designated escrow account for this offering. Once the minimum offering amount has been raised and the offering period has ended, the committed investment amounts will be released from escrow upon satisfaction of the escrow agreement and the offering will be deemed to have successfully closed and the respective investors' investment will be confirmed. Vicinity will notify investors when the offering target amount has been met. Rolling closes may be used once the minimum offering amount has been raised prior to the offering ending.

Cancellation of Investment Commitment

Investors may cancel an investment commitment until 48 hours prior to the end of the offering period identified. If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the offering period and the minimum offering amount has been met, the funds will be released to the issuer upon closing and the investor will receive securities in exchange for his or her investment. Vicinity will notify investors if the minimum offering amount has been met. Unless the issuer raises at least the minimum offering amount through this offering, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

Early Termination of the Offering Period

If the issuer raises at least the minimum offering amount prior to the end of the offering period, the end date of the offering period may be accelerated, provided that the offering period must be at least 21 days.
Investors that have committed funds will be notified of such change at least 5 business days prior to the new end date.

Material Changes to the Offering

If the issuer determines that there are any material changes to the offering, investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such a time period, the investor's investment commitment will be canceled, and the committed funds will be returned.

Assignment and Transfer Restrictions

These securities may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless the securities are transferred (1) to the issuer of the securities, (2) to an accredited investor, (3) as part of an offering registered with the SEC, or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance, all in compliance with applicable securities laws.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories at the time of the sale of the securities to that person.

The term "Member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, including adoptive relationships.

Other Matters

The Company currently owns no registered patents or trademarks.

Valuation of the Security in the Future

The value of the security is the present value of the future payments. In the event that the issuer is unable to make the required payments, the value of the security may be impacted adversely, and the investor may lose some or all of the money invested.

Minority Ownership

By purchasing the securities investors will not become holders of minority ownership in the issuer. They will not have the rights of minority investors afforded by general corporate law of the state in which the issuer has been formed. With any investment in debt securities or minority investment in a private company, an investor should be able to bear a complete loss of their investment.

Corporate Actions of the Issuer

Because securities are governed by the established securities agreement and the terms of the securities themselves, the issuer cannot unilaterally take subsequent corporate actions to change material terms of the securities. In addition, because the holders of securities' rights are limited to those described in the securities agreement, they will have no ability to influence the policies or any other corporate matter of the issuer, including the election of directors, changes to the issuer's governance documents, additional issuance of securities, the issuer's repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties.

Certain tax considerations

The issuer intends to treat the securities as contingent debt instruments for U.S. federal income tax purposes. The issuer's good-faith determination that the securities should be considered contingent debt instruments for U.S. federal income tax purposes is not intended to be, nor should be construed to be, legal or tax advice to any particular person. This consideration is not binding and therefore may be subject to review and challenge by the IRS. All prospective investors are urged to consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences related to the purchase, ownership and disposition of the securities based on their particular circumstances.

Holders of the majority of the voting rights of the issuer may be able to take actions for which investors disagree as a result of their voting control of the equity securities of the company.

The issuer is not subject to disqualification nor has any disclosable events that would have triggered disqualification.

Neither the issuer nor any predecessor is delinquent in its ongoing reporting requirements under Regulation Crowdfunding.

Ownership
The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in the Company and the percentage owned:

Name	% owned
Jason Johnson	56.68%

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their qualifications.

Name: Jason Johnson
Position: Managing Member
Dates: 03/29/2019
Full-time or Part-Time: Full-Time

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)

MANAGING MEMBER, J. JOHNSON & COMPANY L.L.C.
MARCH 2019-PRESENT

EXECUTIVE CHEF, ALAMO DRAFTHOUSE CINEMA
JANUARY 2020-AUGUST 2021
Responsible for kitchen management and sales management while successfully hiring and training all newly hired staff. Created seasonal menu plan and schedule. Manages scheduling, payroll and food cost while ensuring all areas are maintained above standards.

SOUS CHEF, THE CAPITAL GRILLE
MARCH 2018-JANUARY 2020
Assist Executive Chef with heart of house operations through maintaining sanitation standards, ordering/receiving, and recipe adherence. Managing food cost through effective ordering, waste control, and proper prep levels. Coaching a team of over 30 professionals to surpass standards of guest expectations.

EXECUTIVE CHEF, THE PIT-RALEIGH
SEPTEMBER 2017–MARCH 2018

EXECUTIVE CHEF, RUTH'S CHRIS STEAKHOUSE
APRIL 2012-SEPTEMBER 2017

EDUCATION
 North Carolina Central University, B.S. in Chemistry, May 2009- May 2012

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name: Jason Johnson
Position: Managing Member
Dates: March 28, 2019
Full-time or Part-Time: Full-Time

Capitalization

The SPV Company has one class of Units that represent, on a one-for-one basis, the Class C Units of the Company.
The Company has three classes of membership: Class A Common Units, Class B Common Units (profits interests), and Class C Common Units. The
units carry one vote per interest when eligible to vote. The allocation of distributions between the classes of Members is covered in Article IV of the Operating Agreement. Any distributions will be made to Members holding Class C Units in proportion to their respective capital contributions with respect to such units, until each such Member holding such units has received aggregate distributions equal in value to 1.0 times such Member's paid in capital contribution with respect to such units. Members holding Class A Units shall have distribution preference over all other classes of units.

The Company has issued the following outstanding Securities:

Type of security	Membership Units
Amount outstanding	5,134,323
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering, if convertible securities).	Class A = 56.68% Class B = 16.246% Class C = 27.074%

Set forth below is a brief description of the different Unit Classes:

Description	Class A Units	Class B Units	Class C Units
Who owns them?	Jason Johnson (the "Founder")	Service Providers	Earlier investors, Vicinity, LLC, and the SPV Company, which is owned by Investors in this Offering.
Was capital required to be contributed?	The Founder contributed the business plan for Class A Units.	No. These are issued based on services to be provided.	Yes. Investors are required to contribute capital.
Number outstanding if the Company raises Max. Amount under this Offering	5,250,000 authorized, 2,910,119 outstanding	2,250,000 authorized, 766,238 outstanding	4,500,000 authorized, 1,925,106 outstanding
Voting Rights	Class A Units entitle the holders to voting rights, including voting rights that holders of other classes of units do not have.	Class B Units entitle the holders to limited voting rights upon vesting, with no separate voting as a class.	Class C Units entitle the holders to limited voting rights.
Right to Vote on Managers of the Company	Yes.	Yes, after vesting.	No.
Subject to Dilution	Yes.	Yes.	Yes.

Transfer Restrictions	These Units cannot be transferred under the Company's Operating Agreement without consent of the Managers.	These Units cannot be transferred under the Company's Operating Agreement without consent of the Managers.	These Units cannot be transferred under the Company's Operating Agreement without consent of the Managers. The SPV Company's Operating Agreement contains similar restrictions. As described below, Reg CF further restricts the transferability of Units for one year after the purchase.
Voting Rights on a Sale Transaction (such as an asset sale, stock sale, or merger)	The Manager and a majority in interest of the Class A Members and Class C Members can cause the Company to sell.	No.	The Manager and a majority in interest of the Class A Members and Class C Members can cause the Company to sell.
Voting Right to cause Company to Liquidate	The Manager and a majority in interest of the Class A Members and Class C Members can cause the Company to liquidate.	No.	The Manager and a majority in interest of the Class A Members and Class C Members can cause the Company to liquidate.
Drag Right	Yes, if the Class A Members and Class B Members propose to sell more than 50% of their Units, they have the right to compel all Unitholders to sell their Units.	Yes, if the Class A Members and Class B Members propose to sell more than 50% of their Units, they have the right to compel all Unitholders to sell their Units.	No.
Preemptive Rights	No.	No.	No.

Information Rights	Inspection rights for all Members, but no Members are entitled to information rights set forth in Section 57D-3-04(a)(4)(ii) of the North Carolina Limited Liability Company Act.	Inspection rights for all Members, but no Members are entitled to information rights set forth in Section 57D-3-04(a)(4)(ii) of the North Carolina Limited Liability Company Act.	Inspection rights for all Members, but no Members are entitled to information rights set forth in Section 57D-3-04(a)(4)(ii) of the North Carolina Limited Liability Company Act.
Repurchase Rights by the Company	No.	No.	No.

On any action that does not explicitly require the approval of the Class A or Class C Unitholders, the Manager has the complete and sole discretion to undertake such action without a vote of the Investors or any other owner. For a complete description of the Units and the voting rights, please review the Company's Operating Agreement.

The Company has the following debt outstanding:

Type of debt	Revenue Share Agreement
Name of creditor	William McGuire
Amount outstanding	$4,024
Interest rate	0%
Describe any collateral or security	None
Maturity date	4/30/2023
Other material terms	1.7% of Gross Revenue per Quarter

Type of debt	Revenue Share Agreement
Name of creditor	Reg CF investors
Amount outstanding	$101,173
Interest rate	0%
Describe any collateral or security	None
Maturity date	10/11/2026
Other material terms	4% of Gross Revenue per Quarter

The Amount outstanding above for Reg CF investors reflects the amount as of December 31, 2021. As of August 31, 2022, a total of $1,200 has been paid, so the total Amount Outstanding is $99,973.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption Used or Public Offering
Revenue Share notes	n/a	$3,000 gross and net proceeds	Equipment purchase	January 2021	4(a)(2)
Revenue Share notes	n/a	$67,450 gross, $62,450 net proceeds	Payroll & Equipment Purchases	November 2021	Reg CF

Affiliated Party Transactions

The Issuer or any entities controlled by or under common control with the Issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the Issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the Issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
4. any immediate family member of any of the foregoing persons.

None

Use of Proceeds

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$3,000	6.00%	$28,053
Dulles Design	10.27%	$5,135	10.05%	$47,000
Team	58.05%	$29,025	50.90%	$238,000
Airport Advisory Fees	0%	$0	7.38%	$34,497
Commissary Expansion	10.70%	$5,350	10.70%	$50,000
New Commissary Location Equipment Purchases	14.98%	$7,490	14.97%	$70,000
Total	**100.00%**	**$50,000**	**100.00%**	**$467,550**

Business Plan Description

   HUBB Kitchens will support food entrepreneurs by providing an affordable solution to the space, time, and expense of owning or leasing a kitchen of their own full time; moreover, it foments an environment conducive to like-minded small business owners who are networking and collaborating to pool their individual resources to increase profits of the collective group. Ghost Kitchens, Shared-use kitchens, and Food Business Incubators play a unique and vital role in the culinary and entrepreneurial ecosystems across the country. By renting space in a shared facility on an hourly, daily, or monthly basis, businesses can produce food in compliance with regulatory requirements without needing to invest in their own facility during a stage when capital and cash flow are a challenge. Nationally, over 600 shared use food facilities exist across 48 states and the District of Columbia. The growth among Ghost Kitchens, Shared-Use kitchens and Food Business Incubators is due to a convergence of trends, including the expanded focus on entrepreneurship in community economic development and popular culture, increased food safety regulation, and the rise and visibility of the broader sharing economy. "In addition to incubating food businesses, shared kitchens act as economic clusters where food entrepreneurs can benefit from co-location and cooperation. Clusters bolster start-up success and survival by growing the pool of specialized resources, improving access to suppliers and cooperative purchasing, knowledge sharing and accelerating paths to market."

FINANCIAL INFORMATION

Operations

The issuer's reviewed financials display that for period 2020:

1. Total Operating Income - $7,888
   a. Sales - $7,888
   b. Cost of Goods - $0
2. Total Operating Expenses - $46,346
   a. General & Administrative - $19,604
   b. Rent - $4,286
   c. Payroll - $11,026
   d. Legal & Professional - $5,872
   e. Depreciation - $5,342
   f. Advertising & Marketing - $216
3. Total Net Loss from Operations - ($38,458)

The issuer's reviewed financials display that for period 2021:

1. Total Operating Income - $320,556
   a. Sales - $320,818
   b. Cost of Goods - $262
2. Total Operating Expenses - $383,831
   a. General & Administrative - $245,333
   b. Rent - $83,343

    c. Payroll - $32,865

    d. Legal & Professional - $14,447

    e. Depreciation - $5,537

    f. Advertising & Marketing - $2,306

  3. Total Net Loss from Operations - ($63,275)

The issuer's revenues for the prior two years were $320,556 and $7,888 respectively and costs of goods of $262 and $0 for 2021 and 2020 respectively. The reason for such a drastic change between 2020 and 2012 is due to the fact that we didn't have a physical facility to operate within until December 2020. The issuer's 2020 revenue only reflects sales that were able to be made in that one month of operations. The issuer's 2021 revenue reflects sales for the full 12 months of operations collecting rent and storage payments from clients. This was a one-time occurrence that we do not expect to happen again now that we have fully operational facilities.

Expenses of the issuer for each of the previous two years have included legal and professional (2021: $14,447; 2020: $5,872), G&A (2021: $245,333; 2020: $19,604), Rent (2021: $83,343; 2020: $4,286), Payroll (2021: $32,865; 2020: $11,026) Expenses when comparing 2020 to 2021 are drastically different due to the Company operating its physical location the entire 12 months of 2021 versus only one month in 2020. This was a one-time increase in expenses that we do not anticipate moving forward as we now have fully operational facilities.

Historic performance is not representative of expected future performance.

The reviewed financials display balance sheet activities for the years of 2021 and 2020, including cash in the account at the end of 2021 in the amount of $62,403 and $4,853 at the end of 2020.

Liquidity and Capital Resources

   The Manager believes that the Company has enough cash on hand to continue its operations as presently conducted. However, in order for the Company to expand its operations and complete its business plan, it will need to raise the entire amount of capital from this Offering and to add an additional $700,000 to its current debt. If the Company is unable to add to its current debt, then the Company may need to conduct an additional offering to raise capital to complete its planned expansion or to forgo certain parts of that expansion. See additional risks related to the $700,000 debt / commercial loan within the RISKS section below.

The proceeds from the Offering are essential to our expansion. We plan to use the proceeds as set forth above under the section titled "Use of Proceeds."

Sources of capital total **$467,550** and are estimated (subject to change) as follows:
Reg CF investment **$467,550 (Maximum Offering)**

Offering Updates

Updates regarding the progress of the issuer in meeting the target amount will be provided via email after milestones of 30%, 60%, and 90% funded. Email notifications will also be sent once the offering has successfully completed. Updates on progress are also able to be seen on the offering page through vicinitycapital.com.

Annual Report

The Issuer plans to provide its annual report on a separate tab on its website within 120 days after the end of the fiscal year.

RISKS

COVID-19. The impacts of COVID-19 on our communities and our economy has been significant. At this time, the overall impact and potential recovery from the effects of COVID-19 on the economy is unknown.

Key Personnel. The Project is highly dependent on Jason Johnson to oversee ongoing operations. His loss would adversely affect the company and the company might have to obtain other personnel to perform his duties. There can be no guarantee such replacement personnel will be available or that the company will proceed as planned in the event of the loss.

Need for Additional Funding/Dilution. The project will need additional capital in excess of the $50,000 minimum being raised through this Regulation Crowdfunding offering. If the needed amount of capital is not achieved through this Regulation Crowdfunding offering, it will need to be pursued through other raises/sources, such as a separate exempt offering or additional debt (see other risks related to debt) or funded by potential business profits. Beyond the funding stated herein, the Company does not currently anticipate any need for future equity financing within the Company for commercial kitchen operations unless it wants to grow more rapidly, but it most likely will need additional financing to expand Ghost / Virtual Kitchen operations. If however, the company is in need of additional funding, future investors may elect to provide equity capital to the company, and the company cannot guarantee that its investors will not be diluted by the future investment of such capital or the extent of the dilution. Nor can the company guarantee that securities issued in exchange for such capital will not be sold on terms more favorable than those offered to its initial investors. The availability of such funding is subject to credit, economic, market and legal constraints. There is no guarantee that any additional debt or equity financing, if needed, can be obtained by the company.

No Distributions/No Provision for Return of Capital. It is anticipated that the Company's investors will not receive a substantial return on their invested capital until several or more years after closing of the Offering. Although the company anticipates that it may have sufficient cash flow to pay a return on invested capital within the first few years, the company cannot provide any assurances as to when, if ever, cash distributions will be made by the company.

Revenue Share Payments Have Better Economic Rights. The Revenue Share holders are entitled to receive a portion of revenue on a quarterly basis whether or not equity holders are returned any Capital Contributions. Therefore, investors through this current Regulation Crowdfunding offering are at higher risk to not see any Capital Returns than those entitled to the revenue share.

Economic Conditions. Changes in economic conditions including, for example, competition, public health epidemics/pandemics, tax laws and regulations, and innumerable other factors can affect substantially and adversely the business and prospects of the company. None of these conditions are within the control of the Company.

Indemnification. Executive officers and managers of the Company owe certain duties to the Company they serve in connection with the use of its assets. Executive officers and managers are fiduciaries, and as such are under obligations of trust and confidence to the Company and owners to act in good faith and for the interest of the Company and its owners, with due care and diligence. Notwithstanding the foregoing, the Company is obligated to indemnify officers and managers of the Company for actions or omissions to act by such officers and managers of the Company on behalf of the Company that are authorized under the organizational documents of the Company. In addition, an officer may be entitled to advancement of expenses they may incur associated with or in defense of charges, claims or legal action arising from such person's position as an officer or manager of the Company, which could result in a decrease in the assets available for Investors in certain circumstances. The assets of the Company will be available to satisfy these indemnification obligations. Such obligations will survive dissolution of the Company. There are very limited circumstances under which the management of the Company can be held liable to the Company. Accordingly, it may be very difficult for the Company or any Investor to pursue any form of action against the management of the Company.

Possible Loss of Entire Investment. An investment in the company involves a high degree of risk. The securities should not be purchased by anyone who cannot afford to lose all of their investment. A prospective investor should be aware that, if the company is unsuccessful, the investor's entire investment in the company may be lost and the company may be faced with liquidation.

The Company may not obtain sufficient insurance coverage. The cost of insurance policies maintained by the Company to protect the Company's business and assets could increase in the future. In addition, some types of losses, such as losses resulting from natural disasters, generally are not insured because they are uninsurable or it is not economically practical to obtain insurance to cover them. Moreover, insurers recently have become more reluctant to insure against these types of events. Should an uninsured loss or a loss in excess of insured limits occur, this could have a material adverse effect on the Company's business, results of operations and financial condition.

Early Business Venture. The company is subject to all the risks inherent in the establishment of an early-stage business. The company has incurred and will continue to incur material expenses prior to sustainable profitability. There can be no guarantee of the success of the company, and the likelihood of success must be considered in light of the problems, competition, expenses, difficulties, and complications frequently encountered in connection with the ownership and operation of an early-stage business. There is no guarantee that the company will ever be sustainably profitable.

Licenses and Permits. The company may need additional state and local permits and/or licenses to operate.

Going concern. The financial statements have been prepared on the going concern basis, which assumes that the company will continue in operation for the foreseeable future. However, management has identified conditions and events that create an uncertainty about the ability of the company to continue as a going concern.

Relationship between issuer and co-issuer. Co-issuer is being used as an investment vehicle for acquiring, holding, and disposing of securities issued by Issuer. While Regulation Crowdfunding does not allow these investment vehicles to be used to change the economic exposure or rights of the investor in any way, any improper use could violate securities law and impair the investment of the investors.

Competition from other businesses. The Company will compete in a competitive market with several established and many others commercial kitchens and "ghost" kitchens. The Company expects competition to increase in the future. If and when the Company expands the scope of its product and service offerings, it may compete with a greater number of companies across a wider range of products and services. Many of the Company's current competitors and potential new competitors may have longer operating histories, greater name recognition, larger client bases and significantly greater financial, technical and marketing resources than the Company. These advantages may allow them to respond more quickly to new or emerging technologies, changes in laws or regulations, and changes in client and/or user requirements. There can be no assurance that the Company will be able to compete successfully in its chosen markets and competitive pressures may materially and adversely affect the Company's business, prospects, financial condition and results of operations. Any significant success of the Company's competitors can damage relationships with its customers and service providers, diminish the Company's market share, and present significant obstacles to the further development of the Company.

Low utilization. Based on economic conditions, competition from other businesses, and other related market factors, potential customers may ultimately decide not to use Company's shared-use food facilities or other related offerings.

Risks associated with the restaurant industry.

A main source of revenue in the Company will likely come from food & drink entrepreneurs paying for space within commercial kitchens it operates. While the Company does not operate restaurants within its commercial kitchen operations (except those within Ghost / Virtual kitchens), the risks associated with the restaurant industry could negatively impact the Company, especially if they decrease the number of food & drink entrepreneurs who need the commercial kitchen space & services of the Company to operate their businesses. The restaurant industry is highly competitive and can be materially adversely affected by many factors, including:

- **changes in local, regional, or national economic conditions;**
- **health crises, including the spread of viruses or other pandemics, such as COVID-19;**
- **changes in demographic trends;**
- **changes in consumer tastes;**
- **changes in traffic patterns;**
- **increases in fuel prices and utility costs;**
- **consumer concerns about health, diet, and nutrition;**
- **increases in the number of, and particular locations of, competing restaurants;**
- **changes in discretionary consumer spending;**
- **inflation;**
- **increases in the cost of food, such as beef, chicken, produce, and related packaging;**
- **increased labor costs, including healthcare, unemployment insurance, and minimum wage requirements;**
- **the availability of experienced management and hourly-paid employees; and**
- **regional weather conditions.**

Any industry conditions could impact the profit margins and use of proceeds of the investment.

Fluctuations in the Cost of Food.

The success of the restaurant business depends on the availability of certain food products. Food, beverage, and packaging costs could be significantly affected by increases in the cost of these products, which can result from a number of factors, including, but not limited to, seasonality, cost of corn and grain, animal disease, drought and other weather phenomena, and increases in demand domestically and internationally. Additionally, if there is a significant rise in the price of these products, and the restaurant is unable to successfully adjust menu prices or menu mix or otherwise make operational adjustments to account for the higher prices, the Company's operating results could be adversely affected.

Up to $70,000 from anticipated offering will be used as down payment for loan.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to existing owners, including the SPV Company and the holders of the Units. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Units.

Additional debt financing of at least $700k is needed for building out a new space

As stated in the risk above, $70,000 from the anticipated offering is planned to be used for equipment purchase which also is planned to be leveraged as the down payment for a commercial loan yet to be acquired to open up a commercial kitchen location at Glenwood Avenue. This poses risks to investors. (A) The commercial loan will be in a higher preference to receive payouts than equity investors in this offering. (B) The Company may not be able to acquire the commercial loan which means that unless a similar space is identified which does not require additional capital beyond the $70,000, the Company will not be able to generate revenue it projects which will have a negative impact on Company profitability. (C) The Company may not be able to acquire the commercial loan on reasonable terms which would decrease profitability of the new space. (D) Even if the Company creates the new space, there is no guarantee there will be sufficient demand from the Company's clients to make the space profitable to the Company's operations for the life of the Company operating the space. (E) There could be unforeseen costs of buildout that would require additional capital, therefore posing a risk to the space opening or being able to operate the space profitably. (F) The Company is currently paying a lease on the space and is obligated to pay for 10 years. Until such time that the space is occupied or the lease obligation is removed, the Company profits are being decreased by the lease payment amount.

The Company's business plan is speculative.

The Company's present business and planned business are speculative and subject to numerous risks and uncertainties. There is no assurance that the Company will generate significant revenues or profits. An investment in the SPV Company and thus the Company is speculative and there is no assurance that Investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in the SPV Company and thus the Company, including the risk of losing their entire investment.

Limited ability to protect intellectual property rights.

The Company has not applied for, and has no plans to apply for, intellectual property protection through trademarks or patents. Failure to adequately protect its intellectual property from current competitors or new entrants to the market could have a material adverse effect on the Company's business, operating results, and financial condition. Additionally, the Company may become subject to third-party claims that it infringed upon their proprietary rights or trademarks. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, injunctions against the Company or the payment of damages by the Company.

Limited operating history.

The Company was founded in March 2019, is an early stage company with limited operating history upon which to evaluate its business and has generated limited revenues to date. The Company is not currently profitable. Although management of the Company currently anticipates that its business strategy will be successful, the Company may not be able to achieve the revenue growth in the coming years necessary to achieve profitability. The Company's prospects also must be considered in light of the risks and difficulties frequently encountered by early stage companies in today's business environment. The Company may not be successful in addressing these risks, and the business strategy may not be successful.

Your investment is in a special purpose vehicle and you are not a direct owner of the Company.

The Company has formed a special purpose vehicle, the SPV Company, for Investors in this offering. You are not a direct owner of the Company, but rather you will be an indirect owner of the Company.

The Class C Units held by the SPV Company are nonvoting.

The SPV Company, and thus you, have no voting rights on any Company matter. The Company is entirely controlled by its Managers and the Class A Unitholders. Currently, the Manager and the Class A Member is Jason Johnson.

The Units will not be freely tradable under the Securities Act until one year from the initial purchase date, and you are otherwise prohibited from transferring the Units under the SPV Company's Operating Agreement.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Units. Because the Units have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Reg CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Units may also adversely affect the price that you might be able to obtain for the Units in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that he or she is purchasing the Units for their own account, for investment purposes, and not with a view to resale or distribution thereof.

In addition to the restrictions on transferability under the securities laws, the SPV Company's Operating Agreement generally prohibits transfers without the consent of the SPV Company's Manager.

We have arbitrarily set the price of Units.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Units with reference to the general status of the securities market and other relevant factors. The offering price for the Units should not be considered an indication of the actual value of the Units and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Units can be resold at the Offering price or at any other price.

Units may be significantly diluted as a consequence of subsequent equity financings.

The Company's Units, including the Units offered hereby, will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time; as a consequence, holders of Units will be subject to dilution in an unpredictable amount. Such dilution may reduce the SPV Company's ownership in the Company and thus the Investor's indirect ownership interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to existing owners, including the SPV Company and the holders of the Units. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Units.

The federal income tax aspects of an investment in the SPV Company and the Company are complex and their impact may vary depending on an Investor's individual circumstances.

Prospective Investors should consider the following tax risks, among others:

- The amount and times of any distributions from the Company will be determined by the Managers in their sole discretion. Whether or not distributions are made, Investors will be required each year to pay applicable federal and state income taxes on their respective shares of the Company's and the SPV Company's taxable income and will have to pay applicable taxes from other sources. If the Managers elect not to make distributions to the Investors to pay their tax liabilities, Investors will have to fund the payment of their tax liabilities from other sources.
- Any net losses of the Company and thus the SPV Company, and any interest expenses on any debt incurred by an Investor to acquire or carry an ownership interest in the SPV Company, are likely to be subject to the limitations on deduction of passive activity losses.
- The IRS may challenge the Company's or the SPV Company's allocation and/or characterization of income, gain, loss, deduction, and credit.
- Investors may be precluded from claiming certain deductions by virtue of application of the at-risk rules.
- Income allocated by the Company or the SPV Company to retirement plans and accounts or other tax-exempt Investors may be taxable to them as unrelated business taxable income.
- The Company or the SPV Company may claim deductions or other tax benefits to which they believe they are entitled, but there can be no assurance that the deductions or other benefits will be allowed on audit.
- The IRS may challenge reporting positions taken by the Company or the SPV Company on its tax returns and, if the challenge is successful, seek to impose interest and penalties on taxes found to be due.
- Tax laws, rules, regulations, and rulings may change, with or without retroactive effect.

The Company and the SPV Company do not intend to seek any advance ruling from the IRS on any tax issue, nor does the Company or the SPV Company intend to seek any opinion of counsel regarding the tax aspects associated with the Company's or the SPV Company's operations or the potential tax impact of an investment in the Company or the SPV Company. Each prospective Investor must consult its own tax advisor regarding the tax consequences (including federal and state income tax consequences) of investing in the SPV Company, with specific reference to such prospective Investor's own tax situation.

Reliance on Managers.

All decisions concerning the management of the Company will be made by the Managers. Investors have no right or power to take part in the management of the Company. Accordingly, no person should purchase Units unless he or she is willing to entrust all aspects of the management of the Company to the Managers. In particular, all policies of the Company, including its distributions and operating policies, are determined by the Managers. These policies may be changed from time to time at the discretion of the Managers without a vote of the Investors. Any such changes could be detrimental to the value of the Company.

The Company's success depends upon the continuing, effective performance of its Managers. There can be no assurance that these Managers will remain in the employment of the Company or otherwise continue to be able to carry on their current duties. Although the Managers intend to devote a portion of their professional time to the Company, they will have substantial responsibilities outside of the management of the Company.

Absence of Recourse Against and Indemnification of Managers.

The Company's Operating Agreement provides that the Managers shall be indemnified against and shall not be liable for any loss or liability incurred in connection with the affairs of the Company, so long as such loss or liability arose from acts not involving gross negligence, willful malfeasance, or a material violation of law. As a result, Investors may have a more limited right of action in certain cases than they would in the absence of these provisions in the Company's Operating Agreement.

Conflicts of Interest.

The Company is subject to a number of actual and potential conflicts of interest as set forth below:

(a) The other activities of the Managers may create conflicts of interest with the Company with respect to the time devoted to managing the Company. The Managers will devote such time to manage the Company as they, in their sole discretion, deem necessary.

Further, the Managers' judgment may be affected by additional conflicts of interest. The Managers will attempt to resolve all such conflicts in a manner that is fair to all interests.

(b) The Managers may cause the Company to enter into transactions with persons affiliated with the Company.

(c) Investors have not been represented by separate counsel, accountants, or other experts in connection with the formation of the Company, the drafting of the Operating Agreements, or the offering of the Units. Counsel has relied upon certain information furnished to it by the Company, the Managers and their affiliates and has not investigated or verified the accuracy or completeness of such information. Certain of the attorneys and other professionals and experts who perform services for the Company and Managers also may perform services for its affiliates. There is no present plan to employ separate counsel or other advisers in the future.